FORM 6-K/A

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending February 2016

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

--

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
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The following amendment has been made to the Director/PDMR Shareholding announcement released on 16 February 2016

Transaction date for Ordinary Shares changed from 12 February to 15 February 2016.

All other details remain unchanged.

The full amended text is shown below.

GlaxoSmithKline plc

Notification of Transactions of Directors and Persons Discharging Managerial   Responsibility

GlaxoSmithKline Performance Share Plan
Sale of shares to meet tax liabilities

The table below sets out changes in the interests of Directors and Persons Discharging Managerial Responsibilities ('PDMR') in the Ordinary Shares of GlaxoSmithKline plc arising from the sale of Ordinary Shares at a fair market value price of £14.06 per Ordinary Share on 15 February 2016 to meet tax liabilities following the vesting of awards granted in 2012 under the GlaxoSmithKline 2009 Performance Share Plan ('PSP').

Director/PDMR	Number of Ordinary Shares sold to meet tax liabilities following the vesting of a PSP award
Sir Andrew Witty*	68,158
Mr S Dingemans*	39,987
Mr R Connor	17,134
Mr A Hussain	24,104
Mr D Redfern	13,136
Ms C Thomas	18,562
Mr P Thomson	8,853
Dr P Vallance	39,979
Ms E Walmsley	22,845
Mrs VA Whyte**	2,451

* Denotes an Executive Director
** Sale for tax of vested PSP awards granted under the non CET Performance Share Plan

The table below sets out changes in the interests of PDMRs in the American Depositary Shares ('ADS') of GlaxoSmithKline plc arising from the withholding of ADSs at a closing share price of $39.15 per ADS on 12 February 2016 to establish the fair market value to meet tax liabilities following the vesting of awards granted in 2012 under the PSP.

Director/PDMR	Number of ADSs withheld to meet tax liabilities following the vesting of a PSP award
Dr M Slaoui*	26,557
Mr N Hirons**	1,390
Mr D Troy	16,364

* Denotes an Executive Director
** Sale for tax of vested PSP awards granted under the non CET Performance Share Plan

The Company, Directors and PDMRs were advised of these transactions on 16 February 2016.

This notification relates to a transaction notified in accordance with Disclosure and Transparency Rule 3.1.4R(1)(a).

V A Whyte
Company Secretary

16 February 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: February 16, 2016

By: VICTORIA WHYTE
----------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc